Exhibit 99.1

Nano Dimension Issues a Special Message to Its Shareholders:

Shady Murchinson Ltd., a lawbreaking fund,1 which was investigated by the SEC and found to have committed misleading actions and registering hundreds of “Short”
stocks transactions “Long” illegally, is behind an attempted hostile takeover of investors’ money

False and dangerous smear campaign by Murchinson Ltd. and Marc Bistricer, both of whom were found to have committed U.S. securities law violations

Waltham, Mass, Jan. 31, 2023 (GLOBE NEWSWIRE) --Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that publicly available information reveals hundreds of illegal actions by Murchinson Ltd. (“Murchinson” or the “Fund”) and its manager, Mr. Marc Bistricer, including investigation by the U.S. authorities and the severe sanctions imposed on the Fund.

The Company demands that the directors and managers at Murchinson report to Nano Dimension’s shareholders about the sanctions imposed on them, and the circumstances that led to the investigation by the U.S. Securities and Exchange Commission (the “SEC”), including an investigation against the leaders of the Fund and their enablers, led by Mr. Bistricer, who admitted to committing securities law violations and paid large fines of over $8 million.

The Company will also combat the false smear campaign, which the Company believes to be led by Mr. Bistricer and the Fund against the management of Nano Dimension. Nano Dimension’s management is comprised of senior and experienced managers, who have held their positions for less than two years and successfully presented their vision to dozens of the U.S. investment institutions. As a result, they have raised a phenomenal amount of $1.5 billion, which were invested in the Company by its current shareholders, in order to enable the execution of such vision. Since then, the said team has increased the Company’s sales by hundreds of percent, as a part of a business plan to prepare the Company for 2023 as a year of business opportunities and exponential growth.

Murchinson and Mr. Bistricer seem to believe that a quick manipulation can make them money swiftly, with no risk and fast overnight return, by foregoing the potential substantial upside for other shareholders. Mr. Bistricer’s campaign began after the management of Nano Dimension refused to agree to his takeover plan for the Company at $4.00 per share, disgracefully taking advantage of all other shareholders. This was Mr. Bistricer’s demand, which he tried to force upon the management representatives on October 26th, 2022, in New York, during his aggressive outburst at a meeting with other witnessing shareholders. A letter of complaint about Mr. Bistricer’s behavior, which was written about an hour after the event by the counsel of Nano Dimension, caused Mr. Bistricer to respond by a falsified smear campaign on Nano Dimension and its management. The Company believes that this activity was aimed to destroy the Company’s share price and value in order to serve Mr. Bistricer’s declared interest to buy the Company at less than its cash value.

[1]	More information available: https://www.sec.gov/litigation/admin/2021/34-92684.pdf

https://www.sec.gov/news/press-release/2021-156

https://www.advisor.ca/news/industry-news/sec-settles-with-canadian-adviser-for-short-selling-violations/

https://www.theglobeandmail.com/business/article-cormark-securities-short-selling-osc/

https://www.rgrdlaw.com/media/cases/426_DryShips%20cpt%202.pdf

https://www.investmentexecutive.com/news/from-the-regulators/sec-settles-with-canadian-adviser-for-short-selling-violations/

https://www.wsj.com/articles/financier-behind-dryships-stocks-wild-ride-has-settled-with-sec-11632151697

Of course, the main sufferers from this activity of a Fund that was found to have unlawfully manipulated shares for similar reasons in its past, are the Company’s current shareholders, including all 550 employees of Nano Dimension worldwide (all of whom are small shareholders of the Company, and statistically most of whom haven’t yet made money from their shareholdings at this stage), and yet their value was destroyed affecting the livelihood of 550 families.

This, again, was done, according to the Company’s belief based on Mr. Bistricer’s abovementioned letter, to serve Mr. Bistricer and Murchison’s ambition to buy the Company at less than its real cash value, not to speak about the business value, namely at $4.00 per share, as he formally declared in a letter to the Company dated September 5th, 2022.

Murchinson declared that it is in a long position when it comes to Nano Dimension shares. Yet it should be reminded that the same Murchinson was accused of by the SEC of disguising “Short” sales as “Long” sales!!!

Nano Dimension’s Vision and Business Status:

As of January 2023, Nano Dimension is positioned as one of the strongest companies in the world in the field of innovative technology of 3D printing and Digital-Cloud-Manufacturing systems, and its plans are to acquire similar companies or to merge future complementary activities into it for realization in a short time and at much lower costs than previously expected, due to the cash crunch across the whole industry.

In just a year and a half, Nano Dimension made 6 significant acquisitions and completely merged them into its operations and grew its annual revenues from $4 million to $43.6 million within a 24-month period. The growth was both due to acquisitions and organic growth. Furthermore, Nano Dimension is in active processes and expects to carry out additional significant acquisitions and mergers in the coming months.

The experienced Nano Dimension management has repeatedly refused to make acquisitions of overly inflated-value companies as demanded by funds, similar to Murchinson.

The careful and disciplined management of Nano Dimension led between the years 2020 and 2022 to a growth in annual revenues at a rate of over 1,180%. This allowed it to preserve over $1 billion in cash, which is intended to be used to acquire quality companies that have encountered and/or are expected to encounter cash difficulties following the expected difficult year.

The risk of getting involved with Mr. Bistricer2 and/or Murchison and such unscrupulously acting players:

All the achievements of Nano Dimension and its expectation of significant growth in the coming quarters are facing a real and tangible danger if the lawbreaking Fund, whose leaders admitted to violations of the law before the United States Security and Exchange Commission and were fined millions of dollars, succeeds in its mission. The Company believes that the Fund’s plan is to get its hands on the cash reserves of Nano Dimension, to release over 550 employees (of which approximately 300 are in Israel and over 250 in the rest of the world), to liquidate and collect the cash in their pockets, while liquidating the Company or transferring it to other fields of activity like real estate or shipping3, since the Fund has committed similar actions in the past. The management of Nano Dimension is committed not to allow such fate for the Company and its shareholders who deserve better.

[2]	https://www.nydailynews.com/new-york/brooklyn/brooklyn-slumlord-feasting-city-dole-debt-new-york-stacks-article-1.451064

https://lostmessiahdotcom.wordpress.com/2016/06/17/di-blasio-and-clipper-equity-david-bistricer/

[3]	https://www.rgrdlaw.com/media/cases/426_DryShips%20cpt%202.pdf

The Board and Senior Management of Nano Dimension:

The new management of Nano Dimension, which was built with careful and diligent work, raised $1.5 billion, which helped the Company’s annual revenues to grow (1,180% in two years) and is intended to continue the effort to grow at similar rates, while emphasizing a shift to profitability and return on investment and value to investors.

The Board of Directors of Nano Dimension consists of former CEOs of leading public companies in Israel and the United States, including:

●	The founder and CEO of PowerDsine (Nasdaq: PDSN), which he sold for over $250 million after many years of growth; He is the current CEO of Finaro.

●	The senior global advisor to the Rothschild & Co. Global Advisory bank and the founder of Rothschild & Co. in Israel;

●	The founder and CEO of Tower Semiconductors (TLV: TSEM) (which was recently sold to Intel);

●	A VP of Lockheed Martin Ventures, the venture capital investment arm of Lockheed Martin in the United States;

●	The former CEO of Ma’ariv (the second largest newspaper in Israel);

●	The IDF former Representative to the North Atlantic Treaty Organization, retired full Colonel and formed Head of the Department of Legal Counseling and Legislation in the Military Attorney General Office; and

●	All above and a few others – all independent directors, not part of the Company’s management.

The Executive Management of Nano Dimension consists of 10 former CEOs of industrial companies, including Verint Systems Ltd. in Israel, over 7 American public companies, CEO and founder of Global Inkjet Systems Ltd. (Cambridge, UK); the CEO of Europe B.V. (Netherlands) and other managers from General Electric, Amazon.com, Inc., the Goldman Sachs Group, Inc., a few of the most senior executives from Orbotech Ltd., and more.

The executive management team has more than a hundred years of cumulative international experience in the high-tech industries, including software, hardware, communications, algorithms and digital printing.

But this experience is not good enough for Murchinson, that in its experience we see those significant charges of hundreds of violations of the law and harming investors.

The claim of the managers of Murchinson, who were investigated by the SEC and admitted having violated the law, against the managers of Nano Dimension is comparable to an opinion of a bank robber about the way the bank is operated and managed.

The management of Nano Dimension will fight with all legal and public tools available to it in order to prevent damage to the Company and the entry of representatives of lawbreaking entities disguised as capital market players into the Company’s board of directors. The Company’s investors must receive full information about the Fund’s activities and its partners in Israel and around the world. If there are institutional entities that have joined Murchinson, full disclosure of information to investors must be ordered before they decide to risk their investment with misrepresentations.

https://www.tradewindsnews.com/finance/toronto-hedge-fund-executive-is-behind-450m-dryships-deals/2-1-63909

https://www.tradewindsnews.com/finance/toronto-hedge-fund-executive-is-behind-450m-dryships-deals/2-1-63909

https://www.wsj.com/articles/financier-behind-dryships-stocks-wild-ride-has-settled-with-sec-11632151697

The vision that Murchinson threatens to eliminate:

Nano Dimension focuses on technology that makes it possible to change the electronic and mechanical production process using 3D printers and lead entire industries to a digital future. The Company is at the forefront of technological development in its field, where the Company’s strategy is driven by using artificial intelligence, which results in continuous improvement in the production process. The Company serves more than 2,000 customers in a variety of fields, including: defense and aeronautics, electric and autonomous vehicle industries, high-tech industrial companies, medical technology, research and development and academia.

Nano Dimension succeeded in working hard and persistently improving its capabilities, its product lines, and its business focus. Preliminary results for year 2022 show that the past year was a leap year for the Company, with a significant increase in revenue (over 1,180% more than 2020 and 316% more than 2021) because of a combination of acquisitions and accelerated organic growth. Along with this, Nano Dimension is working to significantly reduce expenses, to reach profitability as soon as possible as well as to protect investors’ money and reach the status of consolidation in the industry, from a position of significant strength.

The Company believes that 2023 is the leap year for Nano Dimension, which is equipped with cash reserves that allow it to become a leader in its field in the world, and to acquire companies and technologies that will reinforce its strength and position in the global market.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses Murchinson and Mr. Bistricer’s attempt at a hostile takeover of the Company, its expectation of significant growth in the coming quarters, its expected business activities and opportunities in 2023, its belief that 2023 is the leap year for the Company, and its plan to acquire companies and technologies that will reinforce its strength and position in the global market. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

ir@nano-di.com

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